August 2, 2007

VIA EDGAR AND FAX

John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Camden National Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 9, 2007

File No. 001-13227

Dear Mr. Nolan:

This letter is submitted on behalf of Camden National Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of June 29, 2007 to the undersigned (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Note 5, Derivative Financial Instruments, page 53

1.	We refer to the five-year interest rate floor agreement to limit the Company’s exposure to falling rates on Prime rate loans. Please tell us how you assess, at inception and on an ongoing basis that the hedging relationship is 100% effective in achieving offsetting cash flows attributable to the hedging relationship during the term of the hedge as required by paragraph 28(b) of SFAS 133. Consider in your response a discussion of the following:

•	The specific quantitative and qualitative measures you use to determine hedge effectiveness

Both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be 100% effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge as required by paragraph 28(b) of Statement of Financial Accounting Standards (SFAS) No. 133. The cash flows on prime-based interest receipts for the first $50.0 million of the Company’s floating Prime rate based loans for which interest payments are received each quarter (the “floating Prime rate based loan portfolio” or the “Portfolio”) are being hedged with two 5-Year Term Floor Agreements with Lehman Brothers, $30 million and $20 million notional value, respectively, and both with a Prime rate 6% strike price. The floor contract will reduce the variability of cash flows (Prime based interest receipts) from the floating Prime rate based loan portfolio should the rate index of the loans fall below a predetermined level, in this case the 6% strike price. The floor contract was purchased to best match the characteristics of the underlying loans hedged and is tied to the H.15 Prime. The loans being hedged are tied to WSJ Prime. The Company has documented the correlation of movement of the WSJ Prime and the H.15 Prime; to date there have been no differences.

For each quarter, we have assessed the effectiveness of this hedging derivative to ensure that the floor remains “highly effective” by reviewing and documenting 1) the floating Prime rate based loan portfolio, 2) the margin spread of the Portfolio, and 3) the correlation of movement of the Prime rate index the loans are tied to and the Prime rate index tied to the floor. The Company has concluded the hedge strategy has been 100% effective under SFAS No. 133, i.e. that expected cash flows from the floor contract have and are expected to offset corresponding changes in the cash flows of the related loans if the prime rate index falls below the strike price.

•	The specific guidance you relied upon to determine the prospective and retrospective method methods of assessing effectiveness;

In accordance with Implementation Issue No. G25, “Cash Flow Hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans,” the Company has applied the first-payments-received technique for identifying the hedged transactions (hedged interest payments) in this cash flow hedge on the variable Prime-rate-based interest payments for the Portfolio. This interest rate floor is designated a cash flow hedge, as it is designed to reduce variation in overall changes in cash flow below the 6% strike level associated with the Prime based interest payments received each period on the Company’s Portfolio. The interest rate of the loans will change whenever the repricing index changes.

•

The effect of the up front payment of the premium at inception of the hedging relationship which appears to preclude that the fair value of the floor at the inception of the hedging relationship was zero.

The Company has been amortizing the premium for the floor based on the expense amortization schedule (“floorlet”) established at the inception of the hedge with the corresponding adjustment to the income statement. With 100% hedge effectiveness, we record adjustments for market value appreciation / depreciation through Other Comprehensive Income. The payment of a premium has no effect on effectiveness testing, as the Company is not using the shortcut method.

2.	Provide us with the following expanded discussion regarding the terms of the hedging transaction:

•	Describe in greater detail the specific designated risk being hedged. Refer to the requirements of paragraph 29(h) of SFAS 133.

In accordance with SFAS 133 paragraph 29(h) and Implementation Issue No. G25, the designated risk being hedged is the risk of overall changes in the hedged cash flows (interest payments) related to the floating Prime rate based loan portfolio.

•

State the specific benchmark interest rate used for the Prime loans and for the interest rate floor. Consider in your response that the prime rate does not qualify as a benchmark rate under paragraph 29(h) of SFAS 133. Refer to paragraph 4(jj) of SFAS 138 that states the acceptable benchmark interest rates are the interest rates on US Treasury obligations and LIBOR swap rates.

At inception, we acknowledged that Prime rate does not qualify as a benchmark rate under paragraph 29(h) of SFAS 133. We have applied the first-payments-received technique for the hedged interest payments of the floating Prime rate based loan portfolio in accordance with Implementation Issue No. G25. The floor contract is tied to the H.15 Prime and the loans being hedged are tied to WSJ Prime. The Company has documented the correlation of movement of the WSJ Prime and the H.15 Prime; to date there have been no differences.

•

Describe how you documented with sufficient specificity the hedged cash flows forecasted transaction, including how you estimated the cash flows that are being hedged, so that when the transaction occurs it is clear that it is the transaction being hedged. Refer to paragraph 28(a)(2) of SFAS 133.

In accordance with SFAS No. 133 paragraph 28(a)(2), documentation at inception reflects that the Company is hedging cash flows from a $50 million rolling portfolio of Prime based loans. While the Company believes that the initial documentation indicates clearly the Company’s intent and identifies adequately the forecasted transactions, the Company has determined the “first-payments received” methodology for describing “with sufficient specificity” the forecasted transaction is not stated explicitly within the original documentation. The Company acknowledges that implementation of SFAS 133 and subsequent related guidance and industry practice continue to evolve and to provide additional clarity for both documentation standards and accounting treatment. The Company is relying on a principles based approach in determining that the initial documentation indicated clearly the hedging strategy and provided adequate identification of the forecasted transactions. The Company relied explicitly on the guidance provided in Implementation Issue No. G25 before entering the transaction and in evaluating the hedging relationship.

Each quarter since inception, the Company has performed a test for effectiveness by determining the existence of an eligible pool of no less than $50 million of Prime based loans. The Company has subsequently enhanced its documentation and expanded its effectiveness testing to include an assessment of margin variability and a comparison of H.15 and WSJ Prime rates. The Company has concluded that its previous quarterly assertions of hedge effectiveness are valid and the Company believes the hedging relationship will continue to be 100% effective.

The Company has also evaluated the potential financial statement impact had the derivative instrument been adjusted to fair value through current earnings (See Appendix A). The Company believes that any potential financial statement impact would have been immaterial, both quantitatively and qualitatively in accordance with SEC Staff Accounting Bulletin No. 99, to the Company’s financial statements taken as a whole. In addition, the cumulative effect of any potential financial statement impact, in accordance with SEC Staff Accounting Bulletin No. 108, would have been, and is currently, immaterial to the Company’s financial statements taken as a whole.

3.	We refer to your statement that management considers its subsidiaries are aggregated into one reportable operating segment. Please explain to us and describe in future filings why the operations of Acadia Trust are not reported as a separate operating segment under the reporting requirements of SFAS 131. Consider in your response the following:

•

The statement that senior management monitors the operations of each subsidiary appears to indicate the Acadia Trust operations qualify as an operating segment under paragraph 10.b of SFAS 131 since their operations are regularly reviewed by the Company’s chief operating decision maker.

In accordance with the Definitions (paragraphs 10-15) of SFAS 131, Acadia Trust qualifies as an operating segment, thus meets criteria (a) of paragraph 16 Reportable Segments. As outlined below, Acadia Trust does not meet criteria (b) of paragraph 16; therefore, Acadia Trust is not considered a reportable segment. The Company considers Banking to be its single reportable segment, which includes the activities of Acadia Trust.

•

The consolidated income statement on Page 42 shows that income from fiduciary services was 15% of net income before taxes for 2006 and 13% for 2005 and 2004 and therefore appears to exceed the 10% or greater segment profit or loss quantitative threshold for segment reporting in par. 18.b of SFAS 131.

The following supports the Company’s conclusions for the quantitative factors as outlined in paragraph 18 of SFAS 131:

a) Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all reported operating segments.

Reported revenue of Acadia Trust, including intersegment sales1, does not meet the 10% threshold.

b) The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

Profits of Acadia Trust do not meet the 10% threshold. The income from fiduciary services per page 42 of Form 10-K is the gross revenue of Acadia Trust (does not include related expenses), and therefore is not a net profit amount.

c) Its assets are 10 percent or more of the combined assets of all operating segments.

Assets of Acadia Trust do not meet the 10% threshold.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (207) 230-2110.

Very truly yours, /s/ Sean G. Daly
Sean G. Daly Senior Vice President and Chief Financial Officer

[1]	Represents amounts paid to Acadia Trust by Camden National Bank and Camden National Corporation for 401(k) plan administration services.

Appendix A

Camden National Corporation

(dollars in thousands)

	A	B	C	D	E	F	G
Date	Derivative Fair Value	Expense Recognized	Change in Fair Value	Potential Earnings Impact	Column D Results Net of Tax	Annual / Annualized Earnings	Potential Impact as % of Earnings
7/18/2005	$410	$0	$0	$0	$0
9/30/2005	$329	$0	($81)	($81)	($53)	$21,968	-0.24%
12/31/2005	$236	$0	($93)	($93)	($60)	$21,380	-0.28%
3/31/2006	$103	($0)	($133)	($133)	($86)	$19,748	-0.44%
6/30/2006	$77	($0)	($26)	($26)	($17)	$21,036	-0.08%
9/30/2006	$146	($2)	$69	$71	$46	$20,544	0.23%
12/31/2006	$97	($5)	($49)	($44)	($29)	$20,276	-0.14%
					($198)	$20,276	-0.98%H
3/31/2007	$105	($9)	$8	$17	$11	$19,128	0.06%
6/30/2007	$45	($13)	($60)	($47)	($30)	$19,772	-0.15%

A	Derivative Fair Value: Market value of the floors on the date indicated.
B	Amortization expense recognized by the Company in earnings for the period.
C	Change in fair value of the floors from the prior reporting date.
D	Adjustment, after amortization, to the carrying value of the derivative [C - B].
E	Fair value adjustment, after tax, to Other Comprehensive Income for the period [D x (1 - 0.35)].
F	Annual earnings for the periods ended 12/31 and annualized income for interim periods.
G	Other Comprehensive Income adjustment as a percent of reported annual or annualized earnings [E / F].
H	Cumulative Other Comprehensive Income adjustment as a percent of 2006 annual earnings.